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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                                   OCTUS, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    675742100
                                    ---------
                                 (CUSIP Number)

                                 George Haywood
                              47 Plaza Street West
                               Brooklyn, New York
                                      11217
                                 (212) 782-7050
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                November 13, 1996
              ----------------------------------------------------
              (Date of Event which Requires Filing this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




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                                  SCHEDULE 13D

CUSIP No. 675742100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         George Haywood

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                                    a[ ]
                                                                           b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

                           7.  SOLE VOTING POWER

                                  195,000

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                      7,300
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                          195,000
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                  7,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            202,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.8%

14.  TYPE OF REPORTING PERSON*
                  IN




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                  This statement amends and restates the information set forth in the Schedule 13D (the "Schedule 13D") filed by George Haywood with the Securities and Exchange Commission (the "Commission") on September 13, 1995, as amended, and constitutes Amendment No. 2 to the Schedule 13D. Since the Schedule 13D and Amendment No. 1 thereto were filed with the Commission in paper format, this Amendment No. 2, which is being filed electronicly, restates such Schedule 13D, as hereby amended, in its entirety pursuant to Rule 101(a)(2)(ii) of the Commission's Regulation S-T.

Item 1.  Security and Issuer

                  This statement on Schedule 13D, as hereby amended (the "Statement"), relates to the Common Stock, no par value per share (the "Common Stock"), of Octus, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at Post Office Box 232397, San Diego, California 92193-2397.

Item 2. Identity and Background

                  The Statement is being filed by George Haywood, a U.S. citizen, whose residence is located at 47 Plaza Street West, Brooklyn, New York, 11217. Mr. Haywood's principal occupation is to serve as a portfolio manager at Moore Capital Management, Inc., located at 1251 Avenue of the Americas, New York, New York 10020.

                   The shares of Common Stock which are the subject of this Statement are held directly by Mr. Haywood or in accounts of




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his family members over which he has investment discretion (such accounts, the
"Accounts").

                   Mr. Haywood has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                   During the last five years, Mr. Haywood has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amounts of Funds or Other Consideration

                   Mr. Haywood expended an aggregate of approximately $80,625 (exclusive of brokerage commissions) to purchase the 215,000 shares of Common Stock acquired by him in the 60 days prior to the original filing of the
Schedule 13D on September 13, 1995.

Item 4. Purpose of Transaction

                   The purpose of the acquisition of the shares of Common Stock by Mr. Haywood was for investment. Mr. Haywood may make further purchases of Common Stock from time to time for himself or the Accounts, and may dispose of any or all of the shares of Common Stock held by him or in the Accounts at any time.

                    Except as set forth above, Mr. Haywood does not have any present plans or proposals that relate to or would result in




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any of the actions required to be described in Item 4 of Schedule 13D.

                   Mr. Haywood may, at any time, review or reconsider his position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

                   (a)-(b) As of November 13, 1996, the date on which Mr. Haywood ceased to be the beneficial owner of more than five percent of the Common Stock, Mr. Haywood had beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 of 202,300 shares of Common Stock. Of such shares, 195,000 were held directly by Mr. Haywood and 7,300 shares were held in the Accounts. Such shares represent 4.8% of the issued and outstanding Common Stock. Mr. Haywood has sole voting and dispositive power over the Common Stock held by him directly and shares such power over the Common Stock held in the Accounts with the beneficial owners of such accounts.

                   The percentages used herein are calculated based upon the 4,222,922 shares of Common Stock stated to be issued and outstanding at November 12, 1996, as reflected in the Company's report on Form 10-QSB for the quarter ended September 30, 1996.

                   (c) The trading dates, number of shares sold and price per share (exclusive of brokerage commissions) for all transactions by Mr. Haywood within the 60-day period ending on November 13, 1996 are set forth in Schedule I hereto. All such transactions were over-the-counter sales by Mr. Haywood.




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                   (d) Not applicable.

                   (e) On November 13, 1996, Mr. Haywood ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits

        None.




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Signature
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 2, 1996

                                               /s/ George Haywood
                                                   George Haywood





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                                                                  Schedule I

                                      Sales


                                  Shares
              Date                 Sold                 Price Per Share
              ----                 ----                 ---------------

              10/29               30,000                    $0.21875
              10/31               20,000                     0.1875
              11/04               25,000                     0.1875
              11/05               35,000                     0.1875
              11/07               10,000                     0.25
              11/08               40,000                     0.25
              11/12               10,000                     0.21875
              11/13               10,000                     0.21875





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